Exhibit 99.2

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Par Value)

	December 31 2025	June 30 2026
	US$	US$
ASSETS
Current Assets
Cash and cash equivalents	201,842	74,367
Accounts receivable, net	211,546	323,638
Inventories	421,798	673,042
Restricted assets-current	71,297	103,918
Prepaid expenses and other current assets	36,885	41,526

Total current assets	943,368	1,216,491
Long-term investments	29,676	127,403
Property and equipment, net	218,966	232,805
Deferred income tax assets, net	9,051	9,581
Operating lease assets	13,195	12,588
Other assets	8,463	6,363

Total assets	1,222,719	1,605,231

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes and accounts payable	34,745	103,338
Short-term bank loans	—	59,183
Income tax payable	22,426	37,969
Refund liabilities	6,012	14,497
Accrued expenses and other current liabilities	276,340	267,219

Total current liabilities	339,523	482,206
Other long-term liabilities	52,459	76,177

Total liabilities	391,982	558,383

Commitments and Contingencies (Note 16)
Shareholders’ Equity
Ordinary Shares at US$0.01 par value per share
Authorized: 500,000 thousand shares
Issued and outstanding: 134,245 thousand shares and 135,631 thousand shares as of December 31,2025 and June 30, 2026, respectively	1,342	1,356
Additional paid-in capital	359,927	371,681
Accumulated other comprehensive income	1,339	3,286
Retained earnings	468,129	670,525

Total shareholders’ equity	830,737	1,046,848

Total liabilities and shareholders’ equity	1,222,719	1,605,231

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(In Thousands, Except Earnings Per Share)

	Six Months Ended June 30
	2025	2026
	US$	US$
NET SALES	365,167	793,106
COST OF SALES	192,113	405,629

GROSS PROFIT	173,054	387,477

OPERATING EXPENSES
Research and development	113,173	190,894
Sales and marketing	14,208	26,352
General and administrative	13,578	16,913

Total operating expenses	140,959	234,159

OPERATING INCOME	32,095	153,318

NON-OPERATING INCOME (EXPENSES)
Unrealized holding gain on investment	2,245	96,432
Interest income	5,635	3,109
Interest expense	—	(102)
Foreign exchange loss, net	(2,929)	(365)
Other income	1	54

Total non-operating income	4,952	99,128

INCOME BEFORE INCOME TAX	37,047	252,446
INCOME TAX EXPENSE	1,273	49,535

NET INCOME	35,774	202,911

EARNINGS PER ORDINARY SHARE:
Basic	0.27	1.50

Diluted	0.27	1.49

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic (Thousands)	134,382	135,171

Diluted (Thousands)	134,724	136,026

EARNINGS PER ADS (one ADS equals four ordinary shares):
Basic	1.06	6.00

Diluted	1.06	5.97

WEIGHTED AVERAGE ADS OUTSTANDING
Basic (Thousands)	33,596	33,793

Diluted (Thousands)	33,681	34,006

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands)

	Six Months Ended June 30
	2025	2026
	US$	US$
NET INCOME	35,774	202,911
OTHER COMPREHENSIVE INCOME, NET OF TAX EFFECT OF NIL
Change in net foreign currency translation adjustments	238	1,947

OTHER COMPREHENSIVE INCOME	238	1,947

TOTAL COMPREHENSIVE INCOME	36,012	204,858

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In Thousands, Except Per Share Data)

				Accumulated
			Additional	Other			Total
	Ordinary Share		Paid-in	Comprehensive	Retained	Treasury	Shareholders’
	Shares	Amount	Capital	Income (Loss)	Earnings	Stock	Equity
	(thousands)	US$	US$	US$	US$	US$	US$
BALANCE, DECEMBER 31, 2024	134,764	1,348	337,975	338	432,623	—	772,284
Net income	—	—	—	—	35,774	—	35,774
Other comprehensive income	—	—	—	238	—	—	238
Stock-based compensation expenses	—	—	4,986	—	—	—	4,986
Issuance of ordinary shares upon exercise of restricted stock units	1,170	11	(32)	—	—	—	(21)
Share repurchase	—	—	—	—	—	(24,312)	(24,312)
Treasury stock retired	(1,705)	(17)	(4,299)	—	(19,996)	24,312	—
Dividend adjustments (US$0.50 per ordinary share)	—	—	—	—	(8)	—	(8)

BALANCE, JUNE 30, 2025	134,229	1,342	338,630	576	448,393	—	788,941

BALANCE, DECEMBER 31, 2025	134,245	1,342	359,927	1,339	468,129	—	830,737
Net income	—	—	—	—	202,911	—	202,911
Other comprehensive income	—	—	—	1,947	—	—	1,947
Stock-based compensation expenses	—	—	11,792	—	—	—	11,792
Issuance of ordinary shares upon exercise of restricted stock units	1,386	14	(38)	—	—	—	(24)
Dividend adjustments (US$0.50 per ordinary share)	—	—	—	—	(515)	—	(515)

BALANCE, JUNE 30, 2026	135,631	1,356	371,681	3,286	670,525	—	1,046,848

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Six Months Ended June 30
	2025	2026
	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	35,774	202,911
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,670	18,227
Unrealized holding gain on investment	(2,245)	(96,432)
Stock-based compensation	4,986	11,792
Loss (gain) on disposal of property and equipment	(11)	15
Deferred income taxes	1,688	18,158
Changes in operating assets and liabilities:
Accounts receivable	12,820	(112,092)
Inventories	(45,651)	(245,600)
Prepaid expenses and other current assets	23	(10,285)
Other assets	(86)	(1,302)
Notes and accounts payable	19,682	68,592
Refund liabilities	(274)	8,485
Accrued expenses and other current liabilities	(8,411)	21,353
Lease liabilities	1,472	(139)
Income tax payable	2,805	15,543
Other liabilities	(4,244)	5,769

Net cash provided by (used in) operating activities	32,998	(95,005)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(27,212)	(25,954)
Proceeds from disposal of properties	13	87

Net cash used in investing activities	(27,199)	(25,867)
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(33,702)	(33,840)
Proceeds from bank loan	—	59,183
Share repurchase	(24,312)	—

Net cash provided by (used in) financing activities	(58,014)	25,343

NET DECREASE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(52,215)	(95,529)
EFFECT OF EXCHANGE RATE CHANGES	161	250
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, BEGINNING OF PERIOD	334,333	277,081

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, END OF PERIOD	282,279	181,802

SUPPLEMENTAL INFORMATION
Income taxes paid	1,148	11,312

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Unpaid purchase of property and equipment included in accounts payable and accrued liabilities	12,894	15,619

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Thousands, Unless Stated Otherwise)

1. ORGANIZATION AND OPERATIONS

Silicon Motion Technology Corporation (“SMTC”, collectively with its subsidiaries as the “Company”) is the global leader in supplying NAND flash controllers for solid state storage devices. The Company is a world leading supplier of SSD controllers for servers, PCs and other client devices and is a leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. The Company also supplies customized high-performance and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on SMTC, visit us at www.siliconmotion.com.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and in our opinion, include all adjustments of a normal recurring nature necessary for fair financial statement presentation. Interim results are not necessarily indicative of the results to be expected for the full year ending December 31, 2026. The consolidated financial statements include the accounts of SMTC and its wholly-owned subsidiaries. The Company owns 100% of the outstanding shares in all of its subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation. These consolidated financial statements and other information presented in this Form 6-K should be read in conjunction with the consolidated financial statements and the related notes included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. The actual results could differ from those estimates.

Concentration of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist principally of cash equivalents and accounts receivable. Cash and cash equivalents are maintained with high quality financial institutions, the composition and maturities of which are regularly monitored by management. The Company believes that the concentration of credit risk in its accounts receivable is substantially mitigated by the Company’s credit evaluation process, relatively short collection terms and the high level of credit worthiness of its customers. The Company performs ongoing credit evaluations of its customers’ financial conditions and limits the amount of credit extended based upon the payment history and current credit worthiness of the customer. The Company regularly reviews the allowance for bad debt and doubtful accounts or expected losses during the accounts receivable collection process by considering factors, such as historical write-off and recovery experience, credit quality, age of the accounts receivable balances and current economic conditions that may affect a customer’s ability to pay. The Company also takes into account reasonable and supportable forecasts of future conditions when evaluating the adequacy of the allowance for doubtful accounts.

Historically, a relatively small number of customers have accounted for a significant portion of our net sales. Sales to four customers for the six months ended June 30, 2025 and two customers for the six months ended June 30, 2026 each accounted for 10% or more of our net revenue, representing 59% and 48% of our net sales for the six months ended June 30, 2025 and 2026, respectively. See Note 17 for more information about these significant customers. Furthermore, the Company’s top ten customers accounted for approximately 84% and 78% of net sales for the six months ended June 30, 2025 and 2026, respectively.

Fair Value of Financial Instruments

The carrying amount of the Company’s financial instruments, including cash and cash equivalents, accounts receivable and notes and accounts payable, approximates fair value due to the short-term maturity of the instruments. Long-term investments in listed companies over which we do not exercise significant influence are recorded at fair value, and any changes in fair value are recognized in net income. The Company’s long-term liabilities approximate their fair values as they contain interest rates that vary according to market interest rates.

Fair value is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that assets or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the Company. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 — Use unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Use observable inputs other than Level 1 prices such as quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation in which all significant inputs are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Use inputs that are generally unobservable and reflect the use of significant management judgments and estimates.

The tables below set forth, by level, the Company’s assets and liabilities that are measured at fair value on a recurring basis. The tables do not include assets and liabilities that are measured at historical cost or any basis other than fair value:

	Fair Value Measurements at June 30, 2026
	Level 1	Level 2	Level 3	Total
Items measured at fair value on a recurring basis:
Assets
Long-term investments:
Marketable equity investments	127,403	—	—	127,403

	Fair Value Measurements at December 31, 2025
	Level 1	Level 2	Level 3	Total
Items measured at fair value on a recurring basis:
Assets
Long-term investments:
Marketable equity investments	29,676	—	—	29,676

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Significant additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over estimated useful lives that range as follows: buildings —50 years; machinery and equipment — 2 to 6 years; furniture and fixtures — 3 to 8 years; software — 1 to 5 years; leasehold and buildings improvement — the shorter of the estimated useful life or lease term, which is generally 2 to 25 years. Land is not depreciated. Depreciation and amortization expense on property and equipment were approximately US$14,670 thousand and US$18,227 thousand for the six months ended June 30, 2025 and 2026, respectively.

Income Taxes

The Company determines its income tax provision for interim periods based on an estimated annual effective tax rate, adjusted for discrete tax items recognized in the applicable period. The estimated annual effective tax rate is reviewed and updated each interim reporting period, and any changes are recognized through a cumulative adjustment in the period of revision. The effective tax rate may vary due to changes in projected earnings, the jurisdictional mix of income, intercompany transactions, tax law changes, the applicability of special tax regimes, changes in business operations, discrete tax items, and acquisitions.

Comprehensive Income (Loss)

Comprehensive income (loss) represents net income (loss) plus the results of certain changes in shareholders’ equity during a period from non-owner sources. The following table presents the components of accumulated other comprehensive income (loss) for the six months ended June 30, 2025 and 2026:

	Six Months Ended June 30, 2025			Six Months Ended June 30, 2026
	US$			US$
		Defined	Accumulated		Defined	Accumulated
	Foreign	Benefit	other	Foreign	benefit	other
	currency	Pension	comprehensive	currency	pension	comprehensive
	items	Plans	income (loss)	items	plans	income (loss)
Beginning balance	1,408	(1,070)	338	2,409	(1,070)	1,339
Current-period change	238	—	238	1,947	—	1,947
Ending balance	1,646	(1,070)	576	4,356	(1,070)	3,286

Earnings Per Share

Basic earnings per share are computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share are computed by dividing net income attributable to ordinary shareholders by the weighted-average number of ordinary shares and potentially dilutive shares of ordinary shares outstanding during the period. Dilutive shares outstanding include unvested restricted stock units (“RSUs”). Dilutive securities are excluded from the computation of the diluted income per share in periods when their effect is anti-dilutive. The effect of dilutive securities of restricted stock units were 342 thousand shares (85 thousand ADSs) and 855 thousand shares (213 thousand ADSs) for the six months ended June 30, 2025 and 2026, respectively.

Recent Accounting Pronouncements

Accounting Pronouncements Recently Adopted

In July 2025, the Financial Accounting Standards Board (FASB) issued an accounting standard update (ASU), ASU 2025-05, Financial Instruments— Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The amendments in this ASU should be applied prospectively. The amendments are effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal periods. The adoption of this amendment did not have a material impact on the Company’s condensed consolidated financial statements and related disclosures.

Accounting Pronouncements Not Yet Effective

In October 2023, the Financial Accounting Standards Board (FASB) issued an accounting standard update (ASU), ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative, to amend certain disclosure and presentation requirements for a variety of topics within the ASC. These amendments align the requirements in the ASC to the removal of certain disclosure requirements set out in Regulation S-X and Regulation S-K, announced by the SEC. The effective date for each amended topic in the ASC is either the date on which the SEC’s removal of the related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, or on June 30, 2027, if the SEC has not removed the requirements by that date. Early adoption is prohibited. The adoption of this amendment is not expected to have a material impact on the Company’s future condensed consolidated financial statements.

In November 2024, the Financial Accounting Standards Board (FASB) issued an accounting standard update (ASU), ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disaggregated disclosure of income statement expenses for public business entities. The ASU does not change or remove existing expense disclosure requirements. The ASU also does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, to clarify the effective date of ASU 2024-03. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the provisions of the amendments and the effect on its future condensed consolidated financial statements.

In December 2025, the Financial Accounting Standards Board (FASB) issued an accounting standard update (ASU), ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which adds guidance to ASC 832 on the recognition, measurement, and presentation of government grants. The amendments are effective for fiscal years beginning after December 15, 2028, and interim periods within those fiscal periods. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s future condensed consolidated financial statements.

In December 2025, the Financial Accounting Standards Board (FASB) issued an accounting standard update (ASU), Interim Reporting (Topic 270): Narrow-Scope Improvements, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. The amendments are not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. The amendments are effective for interim reporting periods within fiscal years beginning after December 15, 2027. Early adoption is permitted and can be applied either (1) prospectively or (2) retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact that the adoption will have on its future condensed consolidated financial statements.

In December 2025, the Financial Accounting Standards Board (FASB) issued an accounting standard update (ASU), ASU 2025-12, Codification Improvements, as part of the standing project on its agenda to make improvements to the Codification in response to feedback from stakeholders. The amendments make Codification updates to a broad range of Topics arising from technical corrections, unintended application of the Codification, clarifications, and other minor improvements. The amendments in this ASU are effective for fiscal years beginning after December 15, 2026, and interim reporting periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact that the adoption will have on its future condensed consolidated financial statements.

3. CASH, CASH EQUIVALENTS, AND RESTRICTED CASH

	December 31, 2025	June 30, 2026
	US$	US$
Cash and deposits in bank	54,964	61,056
Time deposits	143,375	13,311
Repurchase agreements	3,503	—

Total cash and cash equivalents	201,842	74,367
Restricted cash	75,239	107,435

	277,081	181,802

As of December 31, 2025 and June 30, 2026, restricted cash of US$71,297 thousand and US$103,918 thousand was classified as restricted assets-current, and US$3,942 thousand and US$3,517 thousand was classified as other assets, respectively.

4. ACCOUNTS RECEIVABLE

	December 31, 2025	June 30, 2026
	US$	US$
Trade accounts receivable	211,547	323,639
Allowance for doubtful accounts	(1)	(1)

	211,546	323,638

5. INVENTORIES

The components of inventories are as follows:

	December 31, 2025	June 30, 2026
	US$	US$
Finished goods	71,821	85,658
Work in process	177,661	156,705
Raw materials	172,316	430,679

	421,798	673,042

The Company wrote down US$7,297 thousand for the six months ended June 30, 2026, compared with US$614 thousand for the corresponding period in 2025, for obsolete or unmarketable inventory.

6.	LONG-TERM INVESTMENTS

As of December 31, 2025 and June 30, 2026, the Company held equity investments in several privately-held and listed companies with the carrying value as follows:

	Percentage of Ownership		December 31,	June 30,
	December 31,	June 30,	2025	2026
	2025	2026	US$	US$
Marketable equity securities:
BIWIN Storage Technology Corp. (BIWIN)	0%	0%	11,432	50,847
Shenzhen Techwinsemi Technology Corp (TWSC)	0%	0%	18,244	76,556

			29,676	127,403

In July 2021, the Company invested US$2,041 thousand in the common stock of BIWIN, which is a leading module maker in China focusing on solid state storage devices. BIWIN is one of our customers and was listed on the Science and Technology Innovation Board of Shanghai Stock Exchange in December 2022. The Company recorded unrealized holding gains of US$530 thousand and US$38,895 thousand for the six months ended June 30, 2025 and 2026, respectively, related to BIWIN.

In December 2024, the Company invested US$4,173 thousand in the common stock of TWSC, which is a leading module maker in China focusing on solid state storage devices and is one of our customers and was listed on the Science and Technology Innovation Board of Shenzhen Stock Exchange in 2022. The Company had unrealized holding gains of US$1,715 thousand and US$57,537 thousand for the six months ended June 30, 2025 and 2026, respectively.

7. PROPERTY AND EQUIPMENT

	December 31, 2025	June 30, 2026
	US$	US$
Cost:
Land	67,640	67,640
Buildings	95,481	95,826
Machinery and equipment	85,851	100,084
Furniture and fixtures	12,707	12,807
Leasehold and buildings improvement	33,707	34,156
Software	82,403	92,018

Total	377,789	402,531

Accumulated depreciation:
Buildings	8,347	9,389
Machinery and equipment	61,433	67,329
Furniture and fixtures	6,635	7,258
Leasehold and buildings improvement	6,226	6,689
Software	76,943	85,060

	159,584	175,725
Prepayment and construction in progress	761	5,999

	218,966	232,805

In September 2018, the Company acquired land in Hsinchu, Taiwan, for US$58,931 thousand to construct its Taiwan headquarters. Construction of the building commenced in January 2021 and was completed in 2025. Upon completion, the building was capitalized at a total cost of US$67,038 thousand.

In February 2021, the Company won a bid to develop an office building in Taipei, Taiwan. Following receipt of the construction license in 2025, construction of the building began in 2026, and as of June 30, 2026, the project, with a capitalized cost of US$4,934 thousand, remains under construction, with completion expected by the end of 2029.

8. SHORT-TERM BANK LOANS

During the six months ended June 30, 2026, the Company entered into two revolving credit facilities with aggregate borrowing capacity of $250.0 million. The facilities bear interest at rates ranging from 4.10% to 4.25% and mature in 2027. The facilities are unsecured and do not contain any financial covenants. As of June 30, 2026, the Company had outstanding borrowings of $59,183 thousand under the facilities and aggregate remaining availability of $190,817 thousand. The weighted-average interest rate on the outstanding borrowings as of June 30, 2026 was 4.11%. The interest expenses for six months ended June 30, 2026 was US$101 thousand. The proceeds from the borrowings were used for general corporate purposes.

9. REFUND LIABILITIES

Estimated sales returns and other allowances are made and adjusted based on historical experience and the consideration of varying contractual terms.

The changes in the refund liabilities are summarized as follows:

	December 31, 2025	June 30, 2026
	US$	US$
Refund liabilities
Balance, beginning of period	5,968	6,012
Additions	1,838	11,485
Actual sales return and discount	(1,794)	(3,000)

Balance, end of period	6,012	14,497

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31, 2025	June 30, 2026
	US$	US$
Wages and bonus	65,718	97,574
Dividends	51,298	17,975
License fees and royalties	12,801	15,139
Research and development payable	14,996	12,541
Fixture	3,558	2,835
Lease liabilities – current portion	2,586	2,686
Equipment	4,218	15,619
Professional fees	6,484	7,348
Contract liabilities	82,117	61,992
Construction payment due	6,610	—
Others	25,954	33,510

	276,340	267,219

Contract liabilities are comprised of deferred revenue and reflect the Company’s obligation to transfer goods or services primarily to a customer for which the Company has received consideration. The amount of revenue recognized during the six months ended June 30, 2026 that was included in the deferred revenue balance at December 31, 2025 was US$55,470 thousand.

As of the end of the reporting period, certain performance obligations associated with contracts remain unsatisfied or only partially satisfied. The Company has elected the practical expedient and does not disclose the value of unsatisfied performance obligations for contracts with an original expected duration of one year or less.

11. PENSION PLAN

SMI Taiwan, the Company’s largest operating company, is a Taiwan registered company and subject to Taiwan’s Labor Pension Act (the “New Act”), which became effective on July 1, 2005, and the pension mechanism under the New Act is deemed a defined contribution plan. The employees who were subject to the Labor Standards Law prior to July 1, 2005 (the “Old Act”) could choose to be subject to the pension mechanism under the New Act or continue to be subject to the pension mechanism under the Old Act. For those employees who were subject to the Old Act and still work for the Company after July 1, 2005 and have chosen to be subject to the Old Act, their seniority as of July 1, 2005 were maintained. The New Act prescribes that the rate of contribution by an employer to employees’ pension accounts per month will not be less than 6% of each employee’s monthly salary.

According to the New Act, SMI Taiwan made monthly contributions and recognized pension costs of US$2,150 thousand and US$2,345 thousand for the six months ended June 30, 2025 and 2026, respectively.

12. INCOME TAXES

The applicable statutory income tax rate in the Cayman Islands was zero for the Company for the years being reported. The Company conducts its core business activities across East Asia, including China, Hong Kong, Macau, and Taiwan. The statutory tax rates in the jurisdictions the Company operates range from 12% to 21%. The Company recorded income tax expense of $1,273 thousand and $49,535 thousand for the six months ended June 30, 2025 and 2026, respectively. Income tax as a percentage of income before income tax was 2.70% and 19.19% for the six months ended June 30, 2025 and 2026, respectively. Our effective tax rate for the six months ended June 30, 2025, was lower than the applicable statutory tax rates in the jurisdictions in which the Company operates, primarily due to the reversal of an uncertain tax position based on the assessment of prior years’ income tax return filings. The recorded income tax expense is based on year-to-date pretax results, forecasted pretax results, forecasted annual tax expense and discrete adjustments for the respective periods.

13. SHAREHOLDERS’ EQUITY

Dividends

On November 2, 2015, the board of directors adopted a policy to declare the annual dividend to be paid in four quarterly installments. On October 28, 2024 and October 27, 2025, the board of directors declared annual dividends of US$2.0 per ADS, equivalent to US$0.5 per common share, for each respective year, payable in four quarterly installments. The Company’s quarterly dividends are as follows:

	2025		2026
	Dividends Per Share (US$)	Amount (in US$ thousand)	Dividends Per Share (US$)	Amount (in US$ thousand)
First quarter	0.1250	16,988	0.1250	16,950
Second quarter	0.1250	16,779	0.1250	16,954

		33,767		33,904

For the six months ended June 30, 2025 and 2026, dividend adjustments of $8 thousand and $515 thousand, respectively, were primarily related to RSUs that vested and became outstanding ordinary shares during the period. Future dividends, if any, will be declared by and subject to the discretion of the Company’s board of directors.

Share Repurchase

On February 6, 2025, the board of directors of the Company authorized the repurchase of up to US$50 million of the Company’s ADSs over a 6-month period.

For the six months ended June 30, 2025, the Company repurchased 426 thousand ADSs at a total cost of US$24,312 thousand. The weighted average purchase price per ADS repurchased was US$57.04. The authorized repurchase program was completed in August 2025.

14. EQUITY INCENTIVE PLAN

2015 Equity Incentive Plan and 2025 Equity Incentive Plan

Restricted stock units are converted into the Company’s ordinary shares upon vesting on one-for-one basis. The vesting of restricted stock unit is subject to the employee’s continuing service to the Company. The cost of these awards is determined using the fair value of the Company’s ordinary share on the date of the grant, and compensation is recognized on a straight-line basis over the requisite service period. The Company’s restricted stock units are considered non-vested share awards as defined under ASC 718.

On June 3, 2015, the Company adopted its 2015 Equity Incentive Plan (“the 2015 Plan”). The 2015 Plan provides for the grant of stock options, stock bonuses, restricted stock awards, restricted stock units and stock appreciation rights, which may be granted to employees (including officers), directors and consultants. The 2015 Plan reserved 20,000 thousand shares of ordinary shares for issuance upon exercise of stock options and restricted stock units.

On June 4, 2025, the Company adopted its 2025 Equity Incentive Plan (“the 2025 Plan”). The 2025 Plan provides for the grant of stock options, stock bonuses, restricted stock awards, restricted stock units and stock appreciation rights, which may be granted to employees (including officers), directors and consultants. The 2025 Plan reserved 20,000 thousand shares of ordinary shares for issuance upon exercise of stock options and restricted stock units.

Restricted Stock Units Activity

The following is a summary of the 2015 Plan and the 2025 Plan, which includes restricted stock units:

Unit (in Thousands)
Available for grant at December 31, 2024	7,800
Authorized-2025 Plan	20,000
Expired-2015 Plan	(7,749)
Restricted stock units granted	(81)
Restricted stock units forfeited	5

Available for grant at June 30, 2025	19,975

Available for grant at December 31, 2025	18,615
Restricted stock units granted	(1,308)
Restricted stock units forfeited	—

Available for grant at June 30, 2026	17,307

The related tax effect for stock-based compensation benefit (expense) was US$573 thousand for the six months ended June 30, 2026, compared to US$293 thousand for the corresponding period in 2025. The related tax benefit from stock-based compensation expense for restricted stock units exercised during the six months ended June 30, 2026 was US$5,701 thousand, and US$3,330 thousand for the corresponding period in 2025. The related tax effect was determined using applicable tax rates.

Restricted Stock Units

A summary of the status of restricted stock units and changes is as follows:

		Weighted Average	Weighted
	Number of	Grant Date	Average Remaining
	Non-vested Stock Units (in Thousands)	Fair Value (US$)	Recognition Period (Years)
Non-vested at December 31, 2024	1,208	15.68	0.25
Restricted stock units granted	81	14.64
Restricted stock units vested	(1,170)	15.62
Restricted stock units forfeited	(5)	18.11

Non-vested at June 30, 2025	114	15.28	1.97

Non-vested at December 31, 2025	1,458	19.46	0.29
Restricted stock units granted	1,308	29.80
Restricted stock units vested	(1,386)	19.89

Non-vested at June 30, 2026	1,380	28.81	1.66

As of June 30, 2026, there was US$1,446 thousand of total unrecognized compensation cost related to restricted stock units granted under the 2015 Plan and the 2025 Plan.

Stock-based Compensation Expense

The following table shows total stock-based compensation expense included in the Consolidated Statements of Income for the six months ended June 30, 2025 and 2026.

	Six Months Ended June 30
	2025	2026
	US$	US$
Cost of sales	73	208
Research and development	3,058	6,418
Sales and marketing	941	2,870
General and administrative	914	2,296

	4,986	11,792

15. LEASE

Operating Leases

The Company entered into various operating lease agreements, which consist of real property and office equipment with lease periods expiring between fiscal years 2026 and 2033. The Company recognized leased assets in operating lease assets of US$13,195 and US$12,588 thousand and corresponding accrued expenses and other current liabilities of US$2,586 and US$2,686 thousand, and other long-term liabilities of US$11,464 and US$10,618 thousand, as of December 31, 2025 and June 30, 2026, respectively. The weighted average remaining lease term was 6.94 years and 6.44 years, and the weighted average discount rate was 2.43% and 2.43% as of December 31, 2025 and June 30, 2026, respectively.

Operating lease expenses were US$2,308 thousand and US$1,858 thousand for the six months ended June 30, 2025 and 2026, respectively. For the supplemental cash flow information related to lease, the cash paid for amounts included in the measurement of operating lease liabilities was US$1,354 thousand and US$1,399 thousand for the six months ended June 30, 2025 and 2026, respectively. The Company recognized right-of-use assets of US$79 thousand and US$774 thousand upon entering into operating lease arrangements for the six months ended June 30, 2025 and 2026, respectively.

16. COMMITMENTS AND CONTINGENCIES

Office Building Construction

On February 18, 2021, the Company won a bid with a third-party to build an office building in Taipei and we entered into a property development agreement in May 2021, pursuant to which it delivered a performance bond secured by a certificate of deposit. The agreement requires completion of construction within three years after obtaining the construction license. The project broke ground in April 2026, and the remaining performance bond of US$2,504 thousand will be released upon completion of construction. The total development cost is estimated at approximately US$103 million, and completion of the project is expected by the end of 2029.

Litigation

On October 5, 2023, the Company filed a claim in the SIAC against MaxLinear for breaching the Merger Agreement. In the arbitration, the Company is seeking payment of the termination fee of US$160 million, together with further substantial damages, interests, and costs. The arbitration tribunal has been constituted, a procedural timetable has been issued and hearings have been conducted in October 2025 and March 2026. If the Company succeeds in its claims, MaxLinear will likely be ordered to pay the Company’s legal fees and the costs of the arbitration. If the Company does not succeed in some or all of its claims and/or in defending the counterclaim, it may be ordered to pay some or all of MaxLinear’s legal fees and the costs of the arbitration. The quantum of the legal fees and costs to be paid by either party will be decided by the tribunal. No assurance can be given that if an award is granted in the Company’s favour, that the award can be collected or that the Company will not be required to take further measures to be able to collect the award. Under the SIAC Arbitration Rules, all matters relating to the proceedings are confidential.

On August 31, 2023, the Company ADS holder (the “Plaintiff”) filed a putative class action complaint in the United States District Court for the Southern District of California, captioned Water Island Event-Driven Fund v. MaxLinear, Inc., No. 23-cv-01607 (S.D. Cal.), asserting claims against MaxLinear and two of its officers (the “MaxLinear Defendants”) for alleged violations of (i) Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and (ii) Section 20(a) of the Exchange Act, in connection with alleged false and misleading statements made by the MaxLinear Defendants between June 6, 2023 and July 26, 2023 concerning MaxLinear’s intent to consummate the Merger Agreement. On August 28, 2024, the court dismissed the complaint against the MaxLinear Defendants without prejudice for lack of standing. On September 18, 2024, the Plaintiff filed an amended complaint against the MaxLinear Defendants, and also added Silicon Motion and two of our officers, Messrs. Kou and Lai (the “Silicon Motion Defendants”), asserting substantially similar claims under the Exchange Act. The complaint seeks compensatory damages, including interest, costs and expenses, and such other equitable or injunctive relief that the court deems appropriate. The Silicon Motion Defendants filed a motion to dismiss the amended complaint on November 25, 2024, as did the MaxLinear Defendants. The U.S. District Court granted the Silicon Motion Defendants’ motion to dismiss all claims asserted against them with prejudice on July 15, 2025. The Plaintiff has appealed the dismissal of their claims to the United States Court of Appeals for the Ninth Circuit on August 08, 2025. The Silicon Motion Defendants believe that the claims asserted against them are without merit and intend to continue to defend themselves vigorously on appeal.

There have been no material developments in such proceedings since December 31, 2025, and management’s assessment of these matters remains substantially unchanged.

17. SEGMENT AND GEOGRAPHIC INFORMATION

The Company is the global leader and pioneer in developing NAND flash controllers for solid state storage devices. The Company currently operates as one reportable segment. The Chief Operating Decision Maker (“CODM”) is the Chief Executive Officer, who is directly involved in the Company’s operations and product development. The CODM is ultimately responsible for and actively involved in the allocation of resources and the assessment of the Company’s performance using consolidated net income reported on the consolidated statements of income, supplemented by revenue information disaggregated by geographic region and target customers. The measure of segment assets is reported on the balance sheet as total consolidated assets. The Company’s organizational structure is functionally aligned with department heads and shared resources reporting directly to the CODM. The Company employs a highly integrated product development approach, with proprietary technologies utilized across multiple products and substantially all integrated circuits manufactured using similar processes. As a result, the Company operates as a single operating segment.

The following table presents selected financial information, including significant expenses and other expense information provided to CODM, with respect to the Company’s single operating segment for the six months ended June 30, 2025 and 2026:

	Six Months Ended June 30
	2025	2026
	US$	US$
Net sales	365,167	793,106
Less:
Product costs (1)	190,329	403,312
Stock-compensation and related payroll expense	81,609	153,709
Integrated Circuit design related costs	34,083	50,076
Depreciation and amortization	14,670	18,227
Income tax expense	1,273	49,535
Dispute related expenses	3,118	1,284
Other operating expenses (2)	9,263	13,180
Interest income	(5,635)	(3,109)
Other segment items (3)	683	(96,019)

Net income	35,774	202,911

Other segment disclosures
Expenditures for additions to long-lived assets	6,164	27,075

(1)	Product costs primarily include material, labor and other product related costs, excluding the other categories above.
(2)	Other operating expenses primarily include facilities expenses, sales promotion expenses, professional service expenses and other expenses.
(3)

Other segment items primarily include unrealized holding gain on investment, foreign exchange gain or loss, interest expense and other income, net as reported in our condensed consolidated statements of income.

This expense information reflects management’s internal classification used to assess financial and operational performance and may not align with classifications used by peer companies. As a result, this expense information should not be considered in isolation or as substitute for analysis of the Company’s results in conjunction with the accompanying consolidated financial statements and notes thereto.

Long-lived assets (property and equipment, net) by geographic area are as follows:

	December 31, 2025	June 30, 2026
	US$	US$
Taiwan	208,415	222,311
China	10,006	10,021
Others	545	473

	218,966	232,805

The Company groups its products into two categories, based on the markets in which they may be used. The following summarizes the Company’s revenue by product category:

	Six Months Ended June 30
	2025	2026
	US$	US$
Mobile Storage	361,942	786,377
Others	3,225	6,729

	365,167	793,106

Revenue is attributed to a geographic area based on the bill-to location and is summarized as follows:

	Six Months Ended June 30
	2025	2026
	US$	US$
China	204,677	508,134
Japan	50,301	78,272
Israel	157	62,188
Taiwan	32,410	57,497
Singapore	33,502	21,221
Ireland	18,940	16,126
Malaysia	4,839	13,113
United States	3,556	7,663
Korea	8,401	5,551
Others	8,384	23,341

	365,167	793,106

Major customers representing at least 10% of net sales are as follows:

	Six Months Ended June 30
	2025		2026
	US$	%	US$	%
PHISEMI	91,285	25	300,165	38
AFASTOR	*	*	83,243	10
Kioxia	43,387	12	*	*
Micron	39,306	11	*	*
Longys	38,427	11	*	*

*	Less than 10%